

SECURITIES AND EXCHANGE COMMISSION

12062679

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/11 (MM/DD/YY) AND ENDING 08/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Busada Advisory Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2860 N. Cypress Circle
(No. and Street)

Wichita	KS	67226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric S. Namee — 316-683-6383
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Allen, Gibbs & Houlik, L.C.
(Name – *if individual, state last, first, middle name*)

301 N. Main, Ste. 1700	Wichita	KS	67202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


AGH
Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2012 AND 2011

WITH

INDEPENDENT AUDITORS' REPORT

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

YEARS ENDED AUGUST 31, 2012 AND 2011

WITH

INDEPENDENT AUDITORS' REPORT

OATH OR AFFIRMATION

I, Eric S. Namee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Busada Advisory Services, Inc., as of August 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

PRESIDENT

Title



Notary Public



KIMBERLY DAWN TRAFFAS
NOTARY PUBLIC
STATE OF KANSAS
My Appt. Exp. 11/03/2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUSADA ADVISORY SERVICES, INC.

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY INFORMATION

Years Ended August 31, 2012 and 2011

TABLE OF CONTENTS



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Busada Advisory Services, Inc.

We have audited the accompanying statements of financial condition of Busada Advisory Services, Inc. as of August 31, 2012 and 2011, and the related statements of operations, stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Busada Advisory Services, Inc. as of August 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Allen, Gibbs & Houlik, L.C.

October 24, 2012

301 N. Main, Suite 1700 • Wichita, Kansas 67202-4868 • (316) **267-7231** • (316) **267-0339** fax • www.aghlc.com

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION

August 31, 2012 and 2011

	2012	2011
ASSETS		
Current assets:		
Cash	$ 15,997	$ 18,276
Commissions receivable	1,305	1,382
Total current assets	17,302	19,658
Property and equipment:		
Office equipment and furniture	6,226	6,225
Less accumulated depreciation	(4,826)	(4,371)
	1,400	1,854
	$ 18,702	$ 21,512
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 1,345	$ 6,595
Income taxes payable	45	--
Payroll taxes payable	--	68
Total current liabilities	1,390	6,663
Deferred income tax	258	--
Stockholder's equity:		
Common stock, no par value, 500 shares authorized, 300 issued and outstanding	6,000	6,000
Retained earnings	11,054	8,849
Total stockholder's equity	17,054	14,849
	$ 18,702	$ 21,512

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF OPERATIONS

Years Ended August 31, 2012 and 2011

	2012	2011
Revenues:		
Commissions	**$ 21,484**	$ 47,628
Interest	**14**	8
	21,498	47,636
Expenses:		
Depreciation	**454**	853
Other operating expenses	**17,830**	58,340
	18,284	59,193
Income (loss) before income taxes	**3,214**	(11,557)
Income tax (expense) benefit	**(1,009)**	1,970
Net income (loss)	**$ 2,205**	$ (9,587)

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF STOCKHOLDER'S EQUITY

Years Ended August 31, 2012 and 2011

	Common Stock			
	Number of Shares	Amount	Retained Earnings	Total Stockholder's Equity
Balance at August 31, 2010	300	$ 6,000	$ 18,436	$ 24,436
Net loss			(9,587)	(9,587)
Balance at August 31, 2011	300	6,000	8,849	14,849
Net income			**2,205**	**2,205**
Balance at August 31, 2012	**300**	**$ 6,000**	**$ 11,054**	**$ 17,054**

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

STATEMENTS OF CASH FLOWS

Years Ended August 31, 2012 and 2011

	2012	2011
Cash flows from operating activities:		
Net income (loss)	$ 2,205	$ (9,587)
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Depreciation	454	853
Change in prepaid expenses	--	10,000
Change in commissions receivable	77	(32)
Change in accrued expenses	(5,250)	6,250
Change in deferred income taxes	258	(1,970)
Change in payroll taxes payable	(68)	41
Change in income taxes payable	45	--
Net cash from operating activities	(2,279)	5,555
Net change in cash	(2,279)	5,555
Cash, beginning of year	18,276	12,721
Cash, end of year	$ 15,997	$ 18,276

The accompanying notes are an integral part of these financial statements.

BUSADA ADVISORY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS OPERATIONS

Busada Advisory Services, Inc. (Company) was incorporated on November 15, 1985 in New Jersey. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's main office is in Wichita, Kansas with a branch in Florida. The Company's primary source of revenue is commissions from selling mutual funds and annuities to middle and upper-income individuals in these states. The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition and Commissions Receivable - Commissions revenues are recorded on a trade date basis. Commissions receivable are estimated amounts due from investment transactions occurring prior to year-end but not received before year-end. No allowance is necessary as all amounts are deemed collectible.

Furniture and Equipment - Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Deduction is made for retirements resulting from the renewals or betterments.

Income Taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards; deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company recognizes the financial effects of a tax position only when it believes it can more likely than not support the position upon an examination by the relevant tax authority. As of August 31, 2012 and 2011, the Company believes it does not have any material uncertain tax positions. Tax years that remain subject to examination in the Company's major tax jurisdictions (Federal and State of Kansas) include fiscal years ending in 2009, 2010, 2011, and 2012.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

and assumptions that affect: (1) the reported amounts of assets and liabilities, (2) disclosures such as contingencies, and (3) the reported amounts of revenues and expenses included in such financial statements. Actual results could differ from those estimates.

Subsequent Events - Subsequent events have been evaluated through October 24, 2012, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Office equipment is depreciated using estimated useful lives of five years. Office furniture is depreciated using estimated useful lives of seven years. Depreciation expense for the years ended August 31, 2012 and 2011 was $454 and $853, respectively.

4. INCOME TAXES

Deferred tax liabilities as of August 31, 2012 and 2011 consist of the following:

	2012	2011
Deferred tax liabilities:		
Property and equipment	$ 258	$ --
Total deferred tax liabilities	$ 258	$ --

Income tax (expense) benefit for the years ended August 31, 2012 and 2011 is as follows:

	2012	2011
Deferred	$ (1,009)	$ 1,970
Total	$ (1,009)	$ 1,970

5. OPERATING LEASE

The Company leases office space from a former shareholder under a month-to-month lease. In the current year, no rent was charged for this office space, but this could change in the future. Total rent expense was $1,620 and $13,620 for the years ended August 31, 2012 and 2011, respectively.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At August 31, 2012, the Company had net capital and net capital requirements of $15,479 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .106 to 1. At August 31, 2011, the Company had net capital and net capital requirements of $12,821 and $5,000, respectively. The Company's aggregate indebtedness to net capital ratio was .520 to 1.

SUPPLEMENTARY INFORMATION

BUSADA ADVISORY SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AUGUST 31, 2012 AND 2011

	2012	2011
Aggregate indebtedness:		
Accrued expenses and other	$ 1,648	$ 6,663
Total aggregate indebtedness	$ 1,648	$ 6,663
Net Capital:		
Credit items:		
Common Stock	$ 6,000	$ 6,000
Retained Earnings	11,054	8,849
Total credit items	17,054	14,849
Deductions and charges:		
Furniture and equipment, at cost, less accumulated depreciation	1,400	1,854
Hair cut on securities owned	175	174
Total deductions and charges	1,575	2,028
Net capital	$ 15,479	$ 12,821
Capital requirements:		
Net Capital	$ 15,479	$ 12,821
Greater of 6-2/3% of aggregate indebtedness or minimum stated net capital for broker-dealer ($5,000)	5,000	5,000
Net capital in excess of requirements	$ 10,479	$ 7,821
Ratio of aggregate indebtedness to net capital	.106 to 1	.520 to 1

There were no liabilities subordinated to the claim of general creditors at August 31, 2012 and 2011.

BUSADA ADVISORY SERVICES, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5

AUGUST 31, 2012 AND 2011

	2012	2011
Aggregate indebtedness:		
Aggregate indebtedness as reported by registrant in PartIIA of Form X-17A-5 as of August 31, 2012 and 2011	**$ 1,648**	$ 6,663
Adjustments	**--**	--
Aggregate indebtedness as computed on Schedule 1	**$ 1,648**	$ 6,663
Net Capital:		
Net capital as reported by the registrant in PartIIA of Form X-17A-5 as of August 31, 2012 and 2011	**$ 15,479**	$ 12,821
Adjustments	**--**	--
Net capital as computed on Schedule 1	**$ 15,479**	$ 12,821

Independent Auditors' Report on Internal Control



Allen, Gibbs & Houlik, L.C.
CPAs & Advisors

To the Board of Directors
Busada Advisory Services, Inc.
Wichita, Kansas

In planning and performing our audit of the financial statements of Busada Advisory Services, Inc. (the Company) as of and for the year ended August 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Allen, Gibbs & Houlik, L.C.
CERTIFIED PUBLIC ACCOUNTANTS

October 24, 2012
Wichita, Kansas